____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

	                U.S. SECURITIES AND EXCHANGE COMMISSION
	                         Washington, D.C. 20549

	                                 FORM 4
	              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,
Section 17(a) of the Public Utility Holding Company act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
   McElwee, Jr.    F.        Dixon
    (Last)      (First)   (Middle)

   1145 Empire Central Place
       (Street)

   Dallas         TX      75247
    (City)     (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol "FFEX"
   Frozen Food Express Industries, Inc.

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for 10/28/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all
applicable)
__X__Director						_____10 % Owner
__X__Officer (give title below)			_____Other (specify below)

Senior Vice President and Chief Financial Officer

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned
1. Title of Security (Instr.3)
   (1) Common Stock
   (2) Common Stock
2. Transaction Date (Month/Day/Year)
   (1) 10/24/02
   (2)
2.a. Notification Date
   (1) 10/28/02
   (2)
3. Transaction Code (Instr.8)
   (1) Code N
   (2)
4. Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
   (1) Amount 191 (A) Price 2.12
   (2)
5. Amount of Securities Beneficially Owned at End of Day (Instr.3 and 4)
   (1)	11,635
   (2)	 5,059
6. Ownership Form: Direct (D) or Indirect (I)
   (1)(I)
   (2)(I)
7. Nature of Indirect Beneficial Ownership (Instr.4)
   (1) Rabbi Def Comp
   (2) 401(K) Plan
   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   (Print or Type Responses)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or
           Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)
   (1)	Options (right to buy)
   (2)
2. Conversion or Exercise Price of Derivative Security
   (1)
   (2)
3. Transaction Date (Month/Day/Year)
   (1)
   (2)
4. Transaction Code (Instr.8)
   (1)
   (2)
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
   (1)
   (2)
6. Date Exercisable and Expiration Date (Month/Day/Year)
   (1)
   (2)
7. Title and Amount of Underlying Securities
   (1)
   (2)
8. Price of Derivative Security (Instr.5)
   (1)
   (2)
9. Number of Derivative Securities Beneficially Owned at End of Month
   (Instr.4)
   (1)    46,725
   (2)
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr.4)
   (1)   (D)
   (2)
11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses:
Note: 401(k) Match subject to a vesting schedule of 20% for each completed year of service

                                        October 28, 2002
/s/ F. Dixon McElwee, Jr.
---------------------------			---------------
**Signature of Reporting Person		Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
SEC 1474 (3/91)